SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: DLP Access Fund

Address of Principal Business Office:

100 Grandview Place, Suite 200, Birmingham, AL 35243

Telephone Number: (205) 847-1343

Name and Address of Agent for Service of Process:

CT Corporation

1209 Orange Street

New Castle County

Wilmington, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

         Yes  [x]         No  [ ]

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Birmingham and State of Alabama on this 26th day of August, 2026.

DLP Access Fund

By: /s/ John Siverling

Title: President and Sole Trustee

Attest:

_/s/ Annette Siverling

Name: